Exhibit (a)(5)(B)

AMGEN ANNOUNCES ONE-TIME CASH PAYMENT AND ADDITIONAL PUT

RIGHT FOR LIQUID YIELD OPTION NOTES DUE 2032

THOUSAND OAKS, Calif, February 22, 2005—Amgen Inc. (Nasdaq:AMGN), the world’s largest biotechnology company, today announced a one-time cash payment of $9.23 for every $1,000 aggregate principal amount at maturity of Amgen’s Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “LYONs”). This payment is approximately equal to 1.25% of each LYONs’ accreted value and 0.923% of each LYONs’ principal amount at maturity. Amgen will make this payment to holders of record as of the close of business on the business day immediately following the Purchase Date described below.

Accordingly, the one-time cash payment will not be made to holders of LYONs who elect to tender their LYONs to Amgen pursuant to the terms of the currently outstanding put option under the terms of the indenture for the LYONs (the “Put Option”) described below.

In addition, Amgen announced that it will amend the indenture for the LYONs to add an additional put date in order to permit the holders, at their option, to cause Amgen to repurchase the LYONs on March 1, 2006 at their accreted value of $747.01 per $1,000 principal amount at maturity. Under the terms of the indenture, Amgen will be permitted to satisfy the additional put in cash, shares of its common stock or a combination of cash and common stock. The additional put will be added to the terms of the LYONs through a supplemental indenture between Amgen and the indenture trustee, which Amgen expects to execute shortly after the Purchase Date (as defined below).

Amgen will not further modify the LYONs or declare any additional cash payments prior to the expiration of the Put Option.

In accordance with the terms of the LYONs, the Put Option entitles each holder of the LYONs to require Amgen to purchase all or any part of such holder’s LYONs at a price equal to $738.68 per $1,000 of principal amount at maturity. Under the terms of the LYONs, Amgen has the option to pay the purchase price for the Put Option with cash, shares of its common stock or a combination of cash and common stock. Amgen has elected to pay the purchase price for the Put Option solely with cash.

LYONs holders will have the opportunity to surrender LYONs for purchase pursuant to the Put Option until the Put Option’s expiration (the “Purchase Date”), scheduled for March 1, 2005. In order to exercise the Put Option, a holder must follow the procedures set forth in Amgen’s notice to holders. Holders may withdraw any LYONs previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on the Purchase Date.

Amgen filed a Tender Offer Statement on Schedule TO-I relating to the Put Option with the Securities and Exchange Commission on January 31, 2005 and filed amendments thereto on February 14, 2005 and February 22, 2005. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing LYONs for purchase are available through The Depository Trust Company and the paying agent. Neither Amgen nor its board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any LYONs.

About Amgen

Amgen is a global biotechnology company that discovers, develops, manufactures and markets important human therapeutics based on advances in cellular and molecular biology.

Forward-Looking Statements

This news release contains forward-looking statements that involve significant risks and uncertainties, including those discussed below and others that can be found in our Form 10-K for the year ended December 31, 2003, and in our periodic reports on Form 10-Q and Form 8-K. Amgen is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. Amgen’s results may be affected by our ability to successfully market both new and existing products domestically and internationally, sales growth of recently launched products, difficulties or delays in manufacturing our products, and regulatory developments (domestic or foreign) involving current and future products and manufacturing facilities. In addition, sales of our products are affected by reimbursement policies imposed by first party payors, including governments, private insurance plans and managed care providers, and may be affected by domestic and international trends toward managed care and healthcare cost containment, as well as possible US legislation affecting pharmaceutical pricing and reimbursement. Government regulations and reimbursement policies may affect the development, usage and pricing of our products. Furthermore, our research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. We, or others could identify side effects or manufacturing problems with our products after they are on the market. In addition, we compete with other companies with respect to some of our marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. In addition, while we routinely obtain patents for our products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors. Further, some raw materials, medical devices, and component parts for our products are supplied by sole first party suppliers.

CONTACT: Amgen, Thousand Oaks

Christine Cassiano, 805-447-4587 (media)

Arvind Sood, 805-447-1060 (investors)

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